UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO CONTINUES IMPLEMENTATION OF ITS CEMENT PRODUCTION PROJECT

Moscow, Russia – April 21, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces obtaining of decision from OeKB
Austrian insurance agency to issue insurance coverage for the credit agreement which is to be made to finance the contract between Mechel’s subsidiary, Mechel
Materials OOO, and FMW of Austria. The contracts are prepared as part of
Mechel’s project to launch its own cement production.
Mechel continues implementation of the project to establish its own production of construction materials. In line with the project, the decision was obtained from OeKB Austrian insurance agency on issuing insurance coverage for the credit contract which is to be concluded to finance the agreement between Mechel’s subsidiary, Mechel Materials OOO, and the Austrian company FMW. FMW was contracted to construct a milling complex for production of slag Portland cement at Mechel’s Chelyabinsk Metallurgical Plant OAO (CMP OAO) subsidiary. The contract amount is limited at € 80.0 mln. The insurance coverage amounts to €
72.3 million.
The obtained decision means that OeKB is ready to provide credit insurance for loan which will be used to finance the contract for milling complex construction.
The contract for supply of the main technological equipment for the milling complex (vertical Jar rollers) has been concluded with the German company
Loesche GmbH. In order to finance the contract a credit line has been opened with Commerzbank AG. Insurance coverage under the credit line is issued by the
German Euler Hermes export agency for over € 25.0 million.
Mechel Materials OOO is a part of Mechel group. Currently the subsidiary is implementing the project of slag Portland cement production on the bases of granulated slag produced by Chelyabinsk metallurgical plant blast-furnaces
(production line will be located at CMP). Production capacity of the plant is projected to reach 1.6 million tonnes of high quality slag Portland cement annually. Production is expected to commence in the third quarter of 2011.
Implementation of the project will enable Mechel to produce high marginable slag
Portland cement which is in high demand by the market. The new plant will also help to improve the environmental situation in the region, as it allows to resolve the problem of utilization of steel production waste.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 21, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO